UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Sunnova Energy International Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
86745K104
(CUSIP Number)
September 30, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 86745K104

1	NAME OF REPORTING PERSON Sylebra Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 12,443,048
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 12,443,048
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,443,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%
12	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 86745K104

1	NAME OF REPORTING PERSON Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 12,443,048
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 12,443,048
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,443,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%
12	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 86745K104

1	NAME OF REPORTING PERSON Sylebra Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 12,443,048
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 12,443,048
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,443,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%
12	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 86745K104

1	NAME OF REPORTING PERSON Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 12,443,048
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 12,443,048
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,443,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 86745K104
ITEM 1(a).	NAME OF ISSUER: Sunnova Energy International Inc. (the "Issuer")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 20 East Greenway Plaza Suite 540 Houston, Texas 77046
ITEM 2(a).	NAME OF PERSON FILING:
Sylebra Capital LLC ("Sylerba US")
Sylebra Capital Limited ("Sylebra HK");
Sylebra Capital Management ("Sylebra Cayman"); and
Daniel Patrick Gibson ("Mr. Gibson")

Sylebra Capital LLC ("Sylebra US") hereby files this Statement on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13G (the "Joint Filing Agreement") attached to this Statement as Exhibit 99.1.

Sylebra US and Sylebra HK are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd ("SCP MF"), Sylebra Capital Parc Master Fund ("PARC MF"), Sylebra Capital Menlo Master Fund ("Menlo MF") and other advisory clients. The term Affiliated Investment Entities refers to SCP MF, PARC MF, MENLO MF and other advisory clients. Sylebra Cayman is the investment manager and the parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK. Mr. Gibson owns 100% of the Class A shares of of Sylebra Cayman and 100% of the share capital of Sylebra US. Mr. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities, Sylebra US, Sylebra HK, Sylebra Cayman, and Mr. Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities.

Sylebra US, Sylebra HK, Sylebra Cayman and Mr. Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: c/o Sylebra Capital LLC 3000 El Camino Real Building 5 Suite 450 Palo Alto, CA 94306
ITEM 2(c).	CITIZENSHIP:
Sylebra Capital LLC is organised in Delaware, US.
Sylebra Capital Management is organised in the Cayman Islands.
Sylebra Capital Limited is organised in Hong Kong.
Mr. Gibson is a citizen of Antigua and Barbuda.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 86745K104
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [X]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Hong Kong Regulated Investment Adviser

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
12,443,048
(b) Percent of class:
9.97%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Sylebra Capital LLC : Sylebra Capital Management : Sylebra Capital Limited : Daniel Patrick Gibson :
(ii) shared power to vote or to direct the vote:
Sylebra Capital LLC : 12,443,048 Sylebra Capital Management : 12,443,048 Sylebra Capital Limited : 12,443,048 Daniel Patrick Gibson : 12,443,048
(iii) sole power to dispose or direct the disposition of:
Sylebra Capital LLC : Sylebra Capital Management : Sylebra Capital Limited : Daniel Patrick Gibson :
(iv) shared power to dispose or to direct the disposition of:
Sylebra Capital LLC : 12,443,048 Sylebra Capital Management : 12,443,048 Sylebra Capital Limited : 12,443,048 Daniel Patrick Gibson : 12,443,048
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
All Shares reported in this Schedule 13G are held by advisory clients of Sylebra US and Sylebra HK. Sylebra Capital Partners Master Fund, Ltd is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 8,085,100 of the Shares, or 6.48% of shares outstanding, covered by this Statement that many be deemed to be beneficially owned by the Reporting Persons. No other advisory clients individually hold economic interest of more than 5% of outstanding shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer ofthe securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 86745K104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 04 2024	Sylebra Capital LLC By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorized Signatory
November 04 2024	Sylebra Capital Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorized Signatory
November 04 2024	Sylebra Capital Management By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorized Signatory
November 04 2024	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Individual
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 86745K104
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock named herein, dated as of page1 of the filing is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Sylebra Capital LLC
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorised Signatory

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorised Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorised Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: November 4, 2024